Exhibit 99.5

Carlson Rezidor Hotel Group Selects inContact Cloud Solutions to Power
Customer Service Operations

Global hotel chain to leverage the flexibility of the inContact cloud platform to transform their customer experience

SALT LAKE CITY – December 13, 2016 – inContact, a NICE company (Nasdaq:NICE), the leading provider of cloud contact center software and workforce optimization tools, today announced their selection by Carlson Rezidor Hotel Group to transition from their legacy contact center system to inContact’s scalable Customer Interaction Cloud. Carlson Rezidor specifically sought out a cloud solution to accommodate their growing customer base and meet their customer service goals. inContact cloud solutions provide Carlson Rezidor with a competitive advantage through a cost-effective model for their complex telecommunications needs.

“Customer service is a key differentiator which distinguishes brands in the hyper-competitive hospitality industry and enables the best to rise above their competitors,” said Paul Jarman, inContact CEO. “Many travel and entertainment providers are choosing the cloud to unify their operations, cost-effectively address their scalability requirements during peak travel seasons, and offer more communication choices with their discerning and valued customers.”

Carlson Rezidor will provide their customers with an optimal guest experience through inContact’s tightly integrated Automatic Call Distributor and Interactive Voice Response system. This powerful omnichannel cloud platform ensures each customer interaction is routed to the appropriate global location and most-skilled agent for the guest’s specified need. Additionally, Carlson Rezidor will leverage inContact’s industry-leading Voice as a Service network connectivity to improve its customer service quality and reliability.

“Providing a seamless customer service experience is crucial as our customer base continues to grow,” said Brad Beakley, senior vice president of Commercial Operations, Carlson Rezidor Hotel Group. “It was important for us to find a scalable cloud software solution that delivers the best service possible to our valued guests, while capturing our contact center’s activity through customizable dashboards with both real-time and historical analytics.”

In addition to inbound cloud contact center solutions, Carlson Rezidor chose inContact Workforce Optimization to improve agent efficiency and reduce overall contact center operation costs. The complete solution includes inContact Quality Management, offering robust reporting options to track all activity within the customer experience lifecycle.

Additional Information

•	Learn more about available cloud solutions from inContact
•	Follow @inContact on Twitter
•	Become a fan of inContact on Facebook

About inContact, a NICE company

inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes the customer interaction cloud, an expert service model and the broadest partner ecosystem. inContact is a part of NICE (Nasdaq: NICE), the worldwide leading provider of both cloud and on-premises enterprise software solutions, helping organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. For more about NICE, visit www.nice.com. To learn more about inContact, visit www.incontact.com.

Media Contact:
Gavin Gustafson
gavin.gustafson@incontact.com
+1-801-320-3323 (MT)

Investors Contact:

Marty Cohen
+1-917-545-1107 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Ltd.
ir@nice.com

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.